UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                                (Amendment No. 3)

                           MEDCATH CORPORATION (MDTH)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    58404W109
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    811,400 common shares (4.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           811,400
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    253,150 common shares (1.4%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           253,150
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    56,314 common shares (0.3%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           56,314
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    146,089 common shares (0.8%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           146,089
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    90,300 common shares (0.5%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           90,300
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,357,253 shares (7.5%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Family Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      Just one day after we filed our amended 13D we received powerful corroboration of our investment thesis from Modern Healthcare magazine, the leading weekly covering the hospital industry.

      The cover story of their November 15, 2004 issue virtually gravedances with glee over MDTH's unsuccessful foray into the Milwaukee market.

      If Milwaukee is a disaster, give us more!

      The article actually corroborates our investment thesis in the following ways:

      1. It characterizes the failure as a market selection error by prior MDTH management. MDTH entered a market which had a dozen other competitors already and where physicians employed by these competing hospitals controlled 85-90% of patient referrals. Thus Milwaukee was an individualized failure, not a generic one.

      2. The article confirms our characterization of the Milwaukee hospital as small and unprofitable, not a crown jewel.

      3. Nonetheless, MDTH will realize $42.5 million from the sale of a facility which had cost it $35 million. This escape is worthy of Harry Houdini!

      4. The article attributes to MDTH CEO John Casey a comment saying that "the other 12 MedCath facilities are all profitable, with cash flow margins averaging in the mid-teens."

      We congratulate MDTH management on their brilliant exit from Milwaukee and on achieving profit and positive cash flow in all of their other hospitals. We reiterate that the shares remain significantly undervalued. We urge the company to work aggressively to close the gap between MDTH's market and intrinsic value.

Item 5.     Interest in Securities of the Issuer.

            (a,b) D3 Family Fund, L.P. owns and has sole voting and dispositive power over 811,400 common shares of MDTH.

            (c) N/A

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


      November 17, 2004                    /s/ DAVID NIERENBERG
      -----------------                    -------------------------------------
                                           President
                                           Nierenberg Investment Management
                                           Company, Inc., the General Partner of
                                           The D3 Family Family Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Family Retirement Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      Just one day after we filed our amended 13D we received powerful corroboration of our investment thesis from Modern Healthcare magazine, the leading weekly covering the hospital industry.

      The cover story of their November 15, 2004 issue virtually gravedances with glee over MDTH's unsuccessful foray into the Milwaukee market.

      If Milwaukee is a disaster, give us more!

      The article actually corroborates our investment thesis in the following ways:

      1. It characterizes the failure as a market selection error by prior MDTH management. MDTH entered a market which had a dozen other competitors already and where physicians employed by these competing hospitals controlled 85-90% of patient referrals. Thus Milwaukee was an individualized failure, not a generic one.

      2. The article confirms our characterization of the Milwaukee hospital as small and unprofitable, not a crown jewel.

      3. Nonetheless, MDTH will realize $42.5 million from the sale of a facility which had cost it $35 million. This escape is worthy of Harry Houdini!

      4. The article attributes to MDTH CEO John Casey a comment saying that "the other 12 MedCath facilities are all profitable, with cash flow margins averaging in the mid-teens."

      We congratulate MDTH management on their brilliant exit from Milwaukee and on achieving profit and positive cash flow in all of their other hospitals. We reiterate that the shares remain significantly undervalued. We urge the company to work aggressively to close the gap between MDTH's market and intrinsic value.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Retirement Fund, L.P. owns and has sole voting and dispositive power over 253,150 common shares of MDTH.

            (c) N/A

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 17, 2004                     /s/ DAVID NIERENBERG
--------------------                  ------------------------------------------
Date                                  David Nierenberg
                                      President
                                      Nierenberg Investment Management Company,
                                      Inc., the General Partner of the D3 Family
                                      Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Children's Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      Just one day after we filed our amended 13D we received powerful corroboration of our investment thesis from Modern Healthcare magazine, the leading weekly covering the hospital industry.

      The cover story of their November 15, 2004 issue virtually gravedances with glee over MDTH's unsuccessful foray into the Milwaukee market.

      If Milwaukee is a disaster, give us more!

      The article actually corroborates our investment thesis in the following ways:

      1. It characterizes the failure as a market selection error by prior MDTH management. MDTH entered a market which had a dozen other competitors already and where physicians employed by these competing hospitals controlled 85-90% of patient referrals. Thus Milwaukee was an individualized failure, not a generic one.

      2. The article confirms our characterization of the Milwaukee hospital as small and unprofitable, not a crown jewel.

      3. Nonetheless, MDTH will realize $42.5 million from the sale of a facility which had cost it $35 million. This escape is worthy of Harry Houdini!

      4. The article attributes to MDTH CEO John Casey a comment saying that "the other 12 MedCath facilities are all profitable, with cash flow margins averaging in the mid-teens."

      We congratulate MDTH management on their brilliant exit from Milwaukee and on achieving profit and positive cash flow in all of their other hospitals. We reiterate that the shares remain significantly undervalued. We urge the company to work aggressively to close the gap between MDTH's market and intrinsic value.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Children's Fund, L.P. owns and has sole voting and dispositive power over 56,314 common shares of MDTH.

            (c) N/A

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 17, 2004             /s/ DAVID NIERENBERG
--------------------          --------------------------------------------------
Date                          David Nierenberg
                              President
                              Nierenberg Investment Management Company, Inc.,
                              the General Partner of the D3 Children's Fund L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Offshore Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      Just one day after we filed our amended 13D we received powerful corroboration of our investment thesis from Modern Healthcare magazine, the leading weekly covering the hospital industry.

      The cover story of their November 15, 2004 issue virtually gravedances with glee over MDTH's unsuccessful foray into the Milwaukee market.

      If Milwaukee is a disaster, give us more!

      The article actually corroborates our investment thesis in the following ways:

      1. It characterizes the failure as a market selection error by prior MDTH management. MDTH entered a market which had a dozen other competitors already and where physicians employed by these competing hospitals controlled 85-90% of patient referrals. Thus Milwaukee was an individualized failure, not a generic one.

      2. The article confirms our characterization of the Milwaukee hospital as small and unprofitable, not a crown jewel.

      3. Nonetheless, MDTH will realize $42.5 million from the sale of a facility which had cost it $35 million. This escape is worthy of Harry Houdini!

      4. The article attributes to MDTH CEO John Casey a comment saying that "the other 12 MedCath facilities are all profitable, with cash flow margins averaging in the mid-teens."

      We congratulate MDTH management on their brilliant exit from Milwaukee and on achieving profit and positive cash flow in all of their other hospitals. We reiterate that the shares remain significantly undervalued. We urge the company to work aggressively to close the gap between MDTH's market and intrinsic value.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Offshore Fund, L.P. owns and has sole voting and dispositive power over 146,089 common shares of MDTH.

            (c)   Date               Shares Bought             Price
                  ----               -------------             -----
                 9/17/04                  4,000                15.78
                 9/20/04                  6,600                15.69
                 9/22/04                  6,000                15.62
                 9/23/04                  5,000                15.62
                 9/24/04                  4,000                15.54
                 9/27/04                  1,000                15.57
                 9/28/04                 19,200                15.34
                 9/29/04                  1,300                15.71
                 9/30/04                  1,564                15.80
                 10/1/04                    500                15.82
                 10/6/04                    300                15.87
                 10/7/04                    700                15.83
                 10/8/04                  1,500                15.80

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

                          N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 17, 2004             /s/ DAVID NIERENBERG
--------------------          -------------------------------------------------
Date                          David Nierenberg
                              President
                              Nierenberg Investment Management Company, Inc.,
                              the General Partner of the D3 Offshore Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of MEDCATH CORPORATION (MDTH) 10720 Sikes Place, Charlotte, NC 28277

Item 2.     Identity and Background.

            The D3 Family Bulldog Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      Just one day after we filed our amended 13D we received powerful corroboration of our investment thesis from Modern Healthcare magazine, the leading weekly covering the hospital industry.

      The cover story of their November 15, 2004 issue virtually gravedances with glee over MDTH's unsuccessful foray into the Milwaukee market.

      If Milwaukee is a disaster, give us more!

      The article actually corroborates our investment thesis in the following ways:

      1. It characterizes the failure as a market selection error by prior MDTH management. MDTH entered a market which had a dozen other competitors already and where physicians employed by these competing hospitals controlled 85-90% of patient referrals. Thus Milwaukee was an individualized failure, not a generic one.

      2. The article confirms our characterization of the Milwaukee hospital as small and unprofitable, not a crown jewel.

      3. Nonetheless, MDTH will realize $42.5 million from the sale of a facility which had cost it $35 million. This escape is worthy of Harry Houdini!

      4. The article attributes to MDTH CEO John Casey a comment saying that "the other 12 MedCath facilities are all profitable, with cash flow margins averaging in the mid-teens."

      We congratulate MDTH management on their brilliant exit from Milwaukee and on achieving profit and positive cash flow in all of their other hospitals. We reiterate that the shares remain significantly undervalued. We urge the company to work aggressively to close the gap between MDTH's market and intrinsic value.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Bulldog Fund, L.P. owns and has sole voting and dispositive power over 90,300 common shares of MDTH.

            (c) N/A

            (d) N/A

            (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 17, 2004        /s/ DAVID NIERENBERG
------------------       -------------------------------------------------------
Date                     David Nierenberg
                         President
                         Nierenberg Investment Management Company, Inc.,
                         the General Partner of the D3 Family Bulldog Fund, L.P.